[redacted] VIE/4/ A

UNITEDSTA
SECURITIESANDEXCHAN
Washington, D.C

10028738

OMB APPROVAL
Number: 3235-0123
s: February 28, 2010
ated average burden
per response...... 12.00

BB 6/9

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 4 2010
DIVISION

ANNUAL AUDITE
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakpoint Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demasco, Sena + Jahelka, LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/10

Demasco
Sena
& Jahelka LLP
Certified Public Accountants

Anthony J. Demasco, CPA
Vincent R. Sena, CPA
Bob C. Jahelka, CPA
Christopher Sena, CPA
Victor C. Belgiorno, CPA

To the Board of Directors of Oakpoint Advisors, LLC
320 Park Avenue, 10th Floor
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Oakpoint Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T0). The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective general ledger detail report entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 1, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

Demasco Sena & Jahelka, LLP
Certified Public Accountants

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Demasco, Sena & Jahelka, LLP

Massapequa, New York
February 8, 2010

Demasco Sena & Jahelka LLP
Certified Public Accountants

ANTHONY J. DEMASCO, CPA
VINCENT R. SENA, CPA
BOB C. JAHELKA, CPA
CHRISTOPHER SENA, CPA
VICTOR C. BELGIORNO, CPA

To the Board of Directors of Oakpoint Advisors, LLC
320 Park Avenue, 10th Floor
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Oakpoint Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T0). The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective general ledger detail report entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 1, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

5788 MERRICK ROAD, MASSAPEQUA, NEW YORK 11758 • TELEPHONE (516) 541-6549 • FACSIMILE (516) 541-6563

Demasco Sena & Jahelka, LLP
Certified Public Accountants

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Demasco, Sena & Jahelka, LLP

Massapequa, New York
February 8, 2010